Exhibit 12a

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,806	$137,021	$210,701	$189,860	$10,525
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)
Equity in loss of equity method
investments	458	435	186	296	-
Minority interest in losses of majority
owned subsidiaries	(125)	(37)	(1,468)	(612)	(211)
Supplemental fixed charges, as below	72,496	74,800	75,800	86,818	64,257
Total earnings, as defined	$201,938	$211,382	$282,103	$274,742	$72,027

Fixed charges, as defined:
Interest charges	$60,677	$62,975	$63,339	$75,305	$60,031
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,445	8,313	8,886	8,142	857
Rental interest factor	801	955	1,036	1,587	1,770
Total fixed charges	$69,923	$72,243	$73,261	$85,034	$62,658

Supplemental increment to fixed
charges*	2,573	2,557	2,539	1,784	1,599

Total supplemental fixed charges	$72,496	$74,800	$75,800	$86,818	$64,257

Supplemental ratio of earnings to fixed
charges	2.79x	2.83x	3.72x	3.16x	1.12x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.